FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                               17 February 2005

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




International Power (Jersey) Ltd US $252,500 3.75% guaranteed convertible bonds due 2023 ("the Bonds")

(London - 17 February 2005) International Power (Jersey) Limited (the "Issuer") announces that on 17 February 2005 it has executed a Deed Poll pursuant to which it has irrevocably undertaken not to exercise the "Cash Election" feature of the Bonds. The Cash Election entitles the Issuer, on conversion of a Bond, to deliver a cash amount as opposed to delivering ordinary shares to that Bondholder.

The Issuer has taken this action due to the introduction of International Financial Reporting Standards, which require the Issuer to mark to market the Cash Election, causing potential future earnings volatility.

For further information please contact:

Investor contact:
Anna Hirst +44 (0)20 7320 8788

About International Power:

International Power plc is a leading independent electricity generating company with 15,695 MW (net) in operation and 1,349 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, the Czech Republic, Italy, Portugal, Spain, Turkey, Oman, Saudi Arabia, the UAE, Indonesia, Malaysia, Pakistan, Puerto Rico and Thailand. International Power was listed on the London Stock Exchange and the New York Stock Exchange (as ADR's), on 2 October 2000. The ticker symbol on both stock exchanges is "IPR".



                                               INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary